SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 1)*


                               Cubic Energy, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.05 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    777429200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

               Telissa Webb Schelin, 1601 Elm Street, Suite 3000
                       Dallas, Texas 75201, (214) 999-3000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                    Various
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.777429200                       13D                   Page 2 of 8 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Calvin Wallen III
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     PF; OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    10,817,516
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    10,817,516
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    -0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     10,817,516
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     34.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.777429200                       13D                   Page 3 of 8 Pages

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Tauren Exploration, Inc.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC; OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     TX
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    1,641,216
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,641,216
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    -0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,641,216
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     5.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.777429200                       13D                   Page 4 of 8 Pages

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     William Bruggeman and Ruth Bruggeman, Joint Tenants with Rights of Survivorship
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     PF; OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    11,206,996
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    11,206,996
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    -0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     11,206,996
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     35.9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.777429200                       13D                   Page 5 of 8 Pages

________________________________________________________________________________
Item 1.  Security and Issuer.

     This Schedule 13D (this "Filing") relates to the Common Stock, $0.05 par value (the "Common Stock"), of Cubic Energy, Inc., a Texas corporation (the "Company"), which has its principal executive offices located at 1720 Northwest Highway, Suite 320, Garland, Texas 75041. The purpose of this Filing is to reflect the beneficial ownership of Common Stock by Calvin Wallen III, Tauren Exploration, Inc., and William Bruggeman and Ruth Bruggeman, joint tenants with rights of survivorship.
________________________________________________________________________________
Item 2.  Identity and Background.

1.   Calvin Wallen III

     (a)  Calvin Wallen III ("Wallen")
     (b)  1720 Northwest Highway, Suite 320, Garland, Texas 75041
     (c) President and a director of the Company, and President of Tauren Exploration, Inc.
     (d) Wallen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Wallen has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f)  Wallen is a citizen of the United State of America.

2.   Tauren Exploration, Inc.

     (a)  Tauren Exploration, Inc., a Texas corporation ("Tauren")
     (b)  Post Office Box 181688, Dallas, Texas 75218
     (c)  Tauren is an independent oil and gas exploration company.
     (d) Tauren has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Tauren has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3. William Bruggeman and Ruth Bruggeman, joint tenants with rights of survivorship

     (a) William Bruggeman and Ruth Bruggeman, joint tenants with rights of survivorship (the "Bruggemans")
     (b)  1681 94th Lane, NE, Blaine, Minnesota 55449
     (c)  The Bruggemans are primarily involved in investment activities.
     (d) The Bruggemans have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) The Bruggemans have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f)  The Bruggemans are citizens of the United States.

CUSIP No.777429200                       13D                   Page 6 of 8 Pages
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     Pursuant to a Stock Purchase Agreement, dated as of December 10, 1997 (the "Agreement"), by and among the Company, Wallen, Earthstock Resources, Inc., a Texas corporation controlled by Wallen ("Earthstock"), the Bruggemans, and Diversified Dynamics, Inc., a Minnesota corporation controlled by the Bruggemans ("Diversified," and together with Wallen, Earthstock and the Bruggemans, the "Buyers"), (i) Wallen acquired 7,000,000 shares of Common Stock, (ii) Earthstock acquired 2,500,000 shares of Common Stock, (iii) the Bruggemans acquired 2,500,000 shares of Common Stock, and (iv) Diversified acquired 500,000 shares of Common Stock. In exchange for the shares, the Buyers contributed to the Company the interests in the oil and gas properties owned by the Buyers and listed on Annex D to the Agreement, as well as the Buyers' entire interest in any contracts, leases, records and insurance policies affecting such interests. The amount of the consideration was the result of arms-length negotiations between the Buyers and the Company.

     In December 2001, Earthstock transferred all of its shares of Common Stock to Wallen. In April 2001, Tauren acquired 736,504 shares of Common Stock in a private transaction with the Company, whereby Tauren exchanged working interests and limited liability company interests at fair market value. In March 2002, Tauren cancelled certain indebtedness of the Company in exchange for 856,712 shares of Common Stock. In April and May 2002, Tauren purchased 48,000 shares of Common Stock with working capital.

     In December 1998, William Bruggeman exercised warrants to acquire 40,000 shares of Common Stock at a price of $0.50 per share; and Consumer Products Corporation, an entity controlled by Ruth Bruggeman, exercised warrants to acquire 60,000 shares of Common Stock at a price of $0.50 per share. In March 2000, William Bruggeman acquired 175,682 shares of Common Stock by converting debt owed to him from the Company into equity at a price of $0.33 per share. In April 2001, the Bruggemans directly and/or indirectly acquired 7,147,440 shares of Common Stock through a private transaction between William Bruggeman and the Company, whereby William Bruggeman exchanged working interests and limited liability company interests at fair market value. In November 2001, Diversified purchased 334,000 shares of Common Stock with working capital.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

     See Item 3 above.

     The persons signing this filing do not have any specific plans or proposals which relate to or would result in the acquisition or disposition of additional securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but such persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) Wallen is deemed to beneficially own 10,817,516 shares of Common Stock, which represents 34.7% of the outstanding Common Stock of the Company. Of those shares deemed to be beneficially owned by Wallen, 9,176,300 shares of Common Stock are directly held by Wallen, and 1,641,216 shares of Common Stock are held by Tauren, which Wallen controls.

CUSIP No.777429200                       13D                   Page 7 of 8 Pages
________________________________________________________________________________

     Tauren is deemed to beneficially own 1,641,216 shares of Common Stock, which represents 5.3% of the outstanding Common Stock of the Company.

     The Bruggemans are deemed to beneficially own 11,206,996 shares of Common Stock, which represents 35.9% of the outstanding Common Stock of the Company. Of those shares deemed to be beneficially owned by the Bruggemans, 2,500,000 shares of Common Stock are held directly by the Bruggemans, 7,752,996 shares of Common Stock are held indirectly by William Bruggeman, 834,000 shares of Common Stock are held indirectly by Diversified, which the Bruggemans control, and 120,000 shares of Common Stock are owned by Consumer Products, Inc., a corporation controlled by the Bruggemans.

     The percentage calculations are based upon 31,180,329 shares of Common Stock outstanding on March 31, 2002, as reported in the Company's most recent Quarterly Report on Form 10-Q, filed May 15, 2002.

     (b) Wallen may be deemed to have sole voting and dispositive power over 10,817,516 shares of Common Stock. Tauren may be deemed to have sole voting and dispositive power over 1,641,216 shares of Common Stock.

     The Bruggemans may be deemed to have sole voting and dispositive power over 11,206,996 shares of Common Stock.

     (c)  See Item 3 above.

     (d)  None.

     (e)  Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


     None
________________________________________________________________________________
Item 7. Material to be Filed as Exhibits.


     None
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June __, 2002                          /s/ Calvin Wallen III
                                       -----------------------------------------
                                       Calvin Wallen III, individually


June __, 2002                          TAUREN EXPLORATION, INC.


                                       By:/s/ Calvin Wallen III
                                          --------------------------------------
                                          Calvin Wallen III, President


June __, 2002                          WILLIAM  BRUGGEMAN  AND  RUTH  BRUGGEMAN,
                                       JOINT TENANTS WITH RIGHTS OF SURVIVORSHIP


                                        /s/ William Bruggeman
                                        ----------------------------------------
                                        William Bruggeman


                                        /s/ Ruth Bruggeman
                                        ----------------------------------------
                                        Ruth Bruggeman



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).